Exhibit 99.1

Triple Flag Signs Definitive Agreements for Acquisition of Gross Revenue Return and Stream on Prieska

TORONTO--(BUSINESS WIRE)--December 13, 2022--Triple Flag Precious Metals Corp. (with its subsidiaries, “Triple Flag” or the “Company”) (TSX: TFPM, NYSE: TFPM) announced today that its wholly owned subsidiaries have entered into definitive agreements for the acquisition of the previously announced A$10 million gross revenue return (“GRR”) and US$80 million gold and silver stream (“Stream”) on the Prieska Copper-Zinc Mine with Orion Minerals Ltd. (“Orion”). Closing of the GRR is subject to obtaining exchange control approvals from the South African Reserve Bank and drawdown of the Industrial Development Corporation of South Africa Limited (“IDC”) convertible loan and will be drawn down pro rata with the IDC convertible loan. The closing of the Stream is also conditional on obtaining exchange control approvals from the South African Reserve Bank, the mine development being fully funded and Orion finalizing an executable mine plan to Triple Flag’s satisfaction.

“We are excited about the opportunity to partner with the Orion team to restart this historically prolific copper mining district,” commented Shaun Usmar, Triple Flag Founder and CEO. “Prieska offers the potential for long-duration, low-cost, low-carbon-footprint copper production. The mine will benefit the South African economy and local stakeholders through investment and much-needed job creation, while the GRR and Stream will enable the development of the mine and provide Triple Flag’s shareholders with exposure to a high-margin, long-life, precious metals stream from byproduct production. We are strong believers in the green energy transition, which will require a step change in the supply of key metals to enable that transition. Copper is at the heart of that transition, and well mineralized brownfield opportunities like Prieska with its precious metals byproducts are under-appreciated and valuable assets that we look forward to helping enable. We look forward to working with the Orion team in unlocking the potential of this asset and are grateful for their trust and partnership.”

Errol Smart, CEO of Orion commented, “It is particularly comforting to be working with knowledgeable mine financiers such as Triple Flag, who have demonstrated a strong technical and commercial understanding of our intended mining operations during the many months of their incisive due diligence and, most importantly, share Orion’s high values in regard to ESG standards. Triple Flag has been rated by Sustainalytics in the top 1% of all companies in all sectors in their global coverage universe. We look forward to a long and rewarding relationship with Triple Flag as we unlock the latent value for all stakeholders at Prieska.”

Transaction Highlights:

  Brownfield restart in a historically prolific copper district in Northern Cape, South Africa
    Prieska was historically operated by Anglovaal Mining between 1971 and 1991, producing approximately 430 thousand tonnes (“kt”) of copper and 1 million tonnes (“Mt”) of zinc.
    Prieska is a fully permitted project, with all critical and bulk infrastructure in place.
    The project involves re-opening, dewatering and re-establishing mining operations in the existing underground mine.
    The GRR funding in combination with the IDC convertible loan will facilitate the commencement of dewatering of the existing shaft and completion of the early mining works feasibility study.
    Orion’s 2020 study anticipates an 11.5-year life of mine, producing 226 kt and 680 kt of copper and zinc in concentrate, respectively, over the life of mine. At the fixed ratios for the stream agreement, this would entail life-of-mine payable gold of 81.2 koz and payable silver of 4,915.9 koz, of which 84% would be delivered under the Stream.
  Significant resource potential in highly prospective region
    The Indicated Mineral Resource for Prieska currently stands at 19.1 Mt at a grade of 1.2% copper and 3.6% zinc, containing 227 kt and 686 kt of copper and zinc, respectively. The Inferred Mineral Resource totals 11.4 Mt at a grade of 1.2% copper and 3.8% zinc, containing 134 kt and 433 kt of copper and zinc, respectively.1
    The Mineral Reserve stands at 14.5 Mt at a grade of 1.1% copper and 3.2% zinc, containing 153 kt and 462 kt of copper and zinc, respectively, and is classified as Probable2.
    Orion has secured an important foothold in a very prospective district with a substantial land package under license of some 3,000 square kilometers.
    The stream area of interest includes all of Prieska’s existing and future prospecting and mining rights, covering a land package of approximately 3,600 square kilometers.

Terms:

  Closing of the A$10M GRR is subject to obtaining exchange control approvals from the South African Reserve Bank and drawdown of the IDC convertible loan and will be drawn down pro rata with the IDC convertible loan.
  The GRR provides Triple Flag with an entitlement to 0.8% of gross revenue from future production.
  Closing of the US$80M Stream is also conditional on obtaining exchange control approvals from the South African Reserve Bank, the mine development being fully funded and the finalization of an executable mine plan to Triple Flag’s satisfaction.
  The Stream provides for Orion to deliver Triple Flag 84% of payable gold and 84% of payable silver, until 94.3 koz and 5,710 koz of gold and silver, respectively, are delivered. The stream rate for each of gold and silver is then reduced to 50% for the remaining mine life upon reaching the respective thresholds.
  Payable gold and silver for the purposes of the Stream are determined using a fixed ratio to copper in concentrate until the respective delivery thresholds noted above are met – 0.359 ounces of payable gold per tonne of copper contained in concentrate and 21.736 ounces of payable silver per tonne of copper contained in concentrate.
  Triple Flag will make ongoing payments of 10% of the spot gold and silver price for each ounce delivered under the Stream.
  A right of first refusal is granted to Triple Flag over future royalty-like or stream-like financing over the area of interest as well as over the OCP rights in the process of being acquired by New Okiep Mining (Pty) Ltd. and New Okiep Exploration (Pty) Ltd. (collectively, “Okiep”). Okiep is the core project in a past-producing copper district that produced over 2 Mt of copper over 150 years up until 2003 and is located 450 km west of Prieska.

About Triple Flag

Triple Flag is a pure play, gold-focused, emerging senior streaming and royalty company. We offer bespoke financing solutions to the metals and mining industry with exposure primarily to gold and silver in the Americas and Australia, with a total of 80 assets, including 9 streams and 71 royalties. These investments are tied to mining assets at various stages of the mine life cycle, including 15 producing mines and 65 development and exploration stage projects. Triple Flag is listed on the Toronto Stock Exchange and New York Stock Exchange, under the ticker “TFPM”.

Cautionary Note Regarding Forward-Looking Information and Statements:

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as “forward-looking information”). Forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. Our assessments of, and expectations for, future periods (including, but not limited to, repurchases of our common shares), are considered forward-looking information. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding possible future events or circumstances.

The forward-looking information included in this news release is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. The forward-looking information contained in this news release is also based upon the ongoing operation of the properties in which we hold a stream or royalty interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production. These assumptions include, but are not limited to, the following: assumptions in respect of future events or future performance, expected future performance of the Prieska project, the GRR and Stream, and capital requirements, construction and development plans, production estimates and production costs estimates relating to the Prieska project, current and future market conditions and the execution of our business strategies, that operations, or ramp-up where applicable, at properties in which we hold a royalty, stream or other interest, continue without further interruption through the period, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, those set forth under the caption “Risk Factors” in our annual information form and in our most recent management’s discussion and analysis. For clarity, mineral resources that are not mineral reserves do not have demonstrated economic viability and inferred resources are considered too geologically speculative for the application of economic considerations.

Although we have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents our expectations as of the date of this news release and is subject to change after such date. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All of the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.

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1 Mineral Resources have an effective date of January 11, 2019 and combine Deep Sulphides and material above the +105m Level Resource, which comprises supergene and oxide mineralization. Mineral Resources are reported inclusive of those parts of the Mineral Resource that have been converted to Mineral Reserves. Further information can be found at https://www.orionminerals.com.au/download/53/market-news-2022/15113/annual-report-to-shareholders-2022-2.pdf on pages 43 to 47, where Mr. Sean Duggan is listed as a Competent Person as defined in the 2012 Edition of the JORC Code.
2 Mineral Reserves have an effective date of April 20, 2020. Further information can be found at https://www.orionminerals.com.au/download/53/market-news-2022/15113/annual-report-to-shareholders-2022-2.pdf on pages 43 to 47, where Mr. William Gillepsie is listed as a Competent Person as defined in the 2012 Edition of the JORC Code.

Contacts

Investor Relations:
James Dendle
Vice President, Evaluations & Investor Relations
+1 (416) 304-9770
ir@tripleflagpm.com

Media:
Gordon Poole, Camarco
+44 (0) 7730 567 938
tripleflag@camarco.co.uk